bluShift Aerospace

Revolutionizing propulsion for rapid-response aerospace and defense applications.

Reusable. Storable. Cost-efficient. Scalable.


MAREVL

Reusable, storable rocket booster
Non-toxic, non-munitions storage

Sascha Deri, Founder + CEO

June 2026

America’s edge bottlenecked by 1980s booster tech

Expensive, dangerous & logistical nightmares


NORTHROP
GRUMMAN
BREAKING NEWS
NORTHROP GRUMMAN EXPLOSION


Defense Business Report

PENTAGON

With the boom for solid rocket motors for missiles, a perilous crunch in the supply chain

To increase munitions stockpiles, the US military needs more solid rocket motors. Deep into the supply chain, there are still problems, executives told Breaking Defense.

By Valerie Insinna on January 12, 2026 3:00 pm

Expensive

High unit costs & requires munitions-rated storage & transport. *Massive CapEx cost.*

Hazardous & Toxic

Explosive, requires munitions rated storage & transport

Manuf. Challenge

Explosive propellant processing drives cost. *1,000-Day Deadlock*

Complex Logistics

EXPIRED

Slows testing, deployment and increases total costs


Developed with backing from:
Introducing MAREVL
The 21st Century Booster
MAREVL
Quarter the cost, Double the Flexibility
75% Lower Cost
Quarter the cost of SRMs, far easier to produce using domestic, scalable materials.
Safer, Non-Explosive
Proprietary non-toxic, high-thrust & non-munitions grade fuel, new abundant domestic supply chain.
100x CapEx Advantage
Capital Cost per fuel grain production cell is $15k vs $1.5M
Simpler Logistics
We build & store rockets in common industrial building & warehouses, not bunkers.

PROVEN PROPULSION

Built & Tested


BLUSHIFT

Why MAREVL Booster Wins (Full Version)

Half the cost. Safer by design. Fewer operational constraints.

Feature / Capability	MAREVL Hybrid	Solid Boosters	Liquid Rockets
Fuel Type	Non-toxic solid biofuel (room & space storable)	Toxic Solid (room storable)	Cryogenic/Toxic
Oxidizer	Liquid N2O (room & space storable)	Solid (room storable)	Liquid oxygen (LOX), cryo or high test peroxide (HTP), corrosive
Storage Readiness & Cost	Stable & low-cost to store	Costly to store, high explosion risk	Unstable, cryogenic, expensive
Shelf Life	10+ Years	10+ Years	Days to 2 Years
Infrastructure Required	Minimal	High for Storage	High for storage and launch
Supply Chain Risk	Low	Medium	Very High for fuel & oxidizers
Cost to Produce	75%+ less than solids	Medium	High
Thrust (Throttleable) Control	Yes	No, with exceptions	Yes (complex control systems)
Thermal Signature Prior to Launch	Low	Low	High
Reusability	Yes	No	Yes

Market Opportunity: TAM >$1T


Revenue Forecast
Hypersonic Booster
Suborbital Research
300
250
200
150
100
50
0
$MM
2026
2027
2028
2029
2030


SPECTER
AEROSPACE
Hypersonic Prime
Signed Contract provides potential for $2M+ in 2026 alone

SOM



$450M

Hypersonic Boosters (Now)



$100M

Suborbital Research (Near Term)

Defense market opportunity estimates informed by current DoD demand signals, including SDA architectural planning, Navy, and hypersonic testing initiatives

Forward looking projections cannot be guaranteed.



Proven Propulsion
Built & Tested

- Funded by DAF, NASA, and private capital ($6.7M)
- Launched prototype vehicle in 2021
- Trade secret high-performance, low cost, US-sourced fuel
- Patent pending turbopump-free oxidizer pressurizing system
- Over 275+ Engine Tests
- FAA Commercial launch license in progress

BLUSHIFT AEROSPACE



Engine Test Site


MAREV

Test Cell



Workshop and Offices

Located at former Brunswick Naval Air Station

Defense Endorsement Validates Technical Readiness

*"**I am definitely interested in the technology bluShift is bringing.**"*

- Col Bryon McClain
Program Executive Officer (PEO)
Space Systems Command
US Space Force

*"After weighing a considerable number of factors, **bluShift is one of the companies that we plan to endorse this period.** We are very impressed ..."*

-T. Wharton
Space Systems Command
Space Force


MAREVL

Application

Golden Dome Initiative
Hypersonic Booster
On-orbit high thrust propulsion

DARPA
Highly modular, high thrust, on-orbit propulsion

SPACE FORCE
High thrust, emergency, on-orbit propulsion + responsive launch

Hypersonic Booster, Lower cost, Safer, Reusable

Timeline

Production & Technical Capabilities



$6.7M Raised to Date:
$3.4MM Private Capital
&
$3.3MM Non-Dilutive Funding
Revenue
$1B
$750M
$500M
$250M
0
275+ MAREVL 1.0 Engine Tests
NASA
1st rocket launch MAREVL 1.0 January 2021
SPACE FORCE
MAREVL 2.0 Engine Successful Flight Duration Burn
Present Day
Hypersonic Booster Launches
Expand Commercialization to Suborbital Research Platform (dual-use)
1st Demo of high-thrust, re-ignitable satellite propulsion
2014-2017
2017-2021
2022-2024
2026-2027
2028-2029
2030=2031
BLUSHIFT AEROSPACE

* The values on this page are forward-looking projections

24-Month Execution Roadmap

PHASE 1: CURRENT FUNDING

THROUGH EARLY-2027

Supports all activities through completion of first revenue milestone.

- **Q2-Q4 2026:** Hypersonic booster ground tests
- **Q3-Q4 2026:** Hypersonic vehicle integration
- **Mid-2026:** 1st Revenue scheduled
- **Q4 2026:** FAA Commercial License completion



PHASE 2: GROWTH & REV

MID - LATE 2027

Funded by early revenue generation & priced/preferred stock fundraising round.

- **Q2 2027:** Scale initial small-batch production
- **Q3 '26 - Q1 '27:** Mobile Launch design/fab
- **Q2 2027:** Team scaling to 20+ hires
- **Mid-2027:** NASA Flight Opps Vendor qualification
- **2027:** 2-3 Integrated hypersonic flight tests



PHASE 3: SCALE

2027 - 2028

Expansion into full-scale commercial operations.

- **2027:** Expand Defense sub-contracts for hypersonic testing
- **2028:** Scale production to 100 units/year



*Current round enables Phase 1 milestones through mid-2026. Phase 2 & 3 supported by upcoming fundraising and revenue growth.

Key Team Members

Bridging propulsion, systems design, and field operations



Sascha Deri
CEO + Founder

Innovation & Strategic Vision
27+ Yrs Leading Tech, 4x Startups



David Hayrikyan
CTO

15+ Yrs Propulsion & Manuf. Eng.
Aerospace & Medical



Seabren Reeves
CFO

20+ Years in Finance & Tech

ENGINEERING & OPERATIONS TEAM

Luke Saindon (Lead Mechanical) • Gerard Desjardins (Lead Propulsion) • Ben Lemieux (Mechanical) • Brook Halvorson (Senior Mechanical)
Douglas Staniszewski (Integration) • Bonny Ethridge (Accounting, Human Resources)

Perfect blend of rocket propulsion, marine engineering, and DoD development experience

Board of Directors


BLUSHIFT



Brady Brim-DeForest
Chairman
Serial entrepreneur and investor with $500M+ in exits; expert in scaling enterprise-grade technology and lean innovation.


BLUSHIFT

Peter Murray
Director
Accomplished CEO and CTO with multiple successful exits, specialist in agile engineering, SaaS scaling, and financial modeling.

Board of Advisors

Dr. Gregory Ruderman
AFRL - Propulsion - 22 Years
DoD - Test & Eval Hypersonics, Cyber, UAVs

James C. Bennett
Co-founder - Starstruck & AMROC hybrid rockets
Chief Regulatory Officer - Immortal Data, Inc

Matt Parker
Former SpaceX / Rocket Lab
Propulsion Engineer

Stephanie Bellistri
Seasoned defense-tech investor,
formerly worked in US intelligence

William Readdy
NASA Shuttle Astronaut

George Story
Solid Rocket & Hybrid Rocket R&D
NASA, Martin Marietta & Lockheed for 30+ years

Dr. Gregory Falco
Space Security Expert and
Asst Prof at Cornell

Brian Evans
Chief Engineer,
Space Propulsion Group, Hybrid
Rockets

Affordable, Scalable Propulsion. National Defense Critical.



Contact:

Sascha Deri, Founder + CEO

207-835-1010 | sascha.deri@blushiftaerospace.com

Accredited investors may request access to the private offering here

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Forward Looking Statements. This Presentation contains certain “forward-looking statements” within the meaning of the federal securities laws with respect to bluShift including statements regarding bluShift’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the Company, its products, services and technologies, as well as regarding the Company’s growth and financial performance in the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on bluShift. There can be no assurance that the future developments affecting bluShift will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond bluShift’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and include those set forth in our public reports on file with the Securities and Exchange Commission. Except as required by law, bluShift is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

This Presentation contains statistical data, estimates and forecasts that have been provided by bluShift and/or are based on independent industry publications or other publicly available information, as well as other information based on bluShift’s internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been provided by bluShift and/or contained in these industry publications and other publicly available information. Accordingly, none of bluShift nor its respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. Certain amounts related to the transaction described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein.

Non-GAAP Financial Measures: This Presentation includes non-GAAP financial measures. bluShift believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to bluShift’s financial condition and results of operations. bluShift’s management uses certain of these non-GAAP measures to compare bluShift’s performance to that of prior periods for trend analyses and for budgeting and planning purposes.